                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: BYLAWS ADAPTED TO THE GOLDEN POWER DISCIPLINE; RECCHI EXECUTIVE CHAIRMAN

Launch of the 2014-2016 Stock Options Plan approved

Rome, 26 June 2014

The Telecom Italia Board of Directors, chaired today by Giuseppe Recchi, examined the operations update as of May 2014.

The Board of Directors resolved to abrogate art. 22 of the company Bylaws, which incorporated the regulations regarding the special powers granted to the State issued at the time of the privatizations (known as the Golden Share). The discipline was, in fact, amended by law no. 56 of 11 May 2012 (known as the golden power) which introduced new regulations regarding the special powers granted to the State, identifying specific prerogatives (powers of veto, also in the form of the giving of specific undertakings) that the State is empowered to exert, among other things, regarding operations inherent to strategic assets belonging to companies that work in the telecommunications sector.

The discipline became effective on 7 June last with the coming into force of the regulations identifying assets of strategic importance in the communications sector; the original legislation and the relevant implementing ministerial decrees have been abrogated as from the same date, clauses in Bylaws which incorporated the previous regulations have also ceased to have effect.

Making use of the authorisation granted by the Shareholders' Meeting of 16 April 2014, the Board of Directors also approved the launch of the 2014-2016 Stock Options Plan.

The Plan involves a maximum of 196,000,000 options and is intended for three categories of beneficiaries: Chief Executive Officer, Top Management and Selected Executives.

The regulation governs the allocation of options exercisable to an extent that varies according to the level of achievement of the Performance Objectives in the three-year period 2014-2016, represented by the relative Total Shareholder Return (TSR) of Telecom Italia and the consolidated adjusted Net Cash Flow before dividends of the Group based on the 2014-2016 industrial plan, each of which influences 50% of the Options. The strike price will be in line with the market price of the security at the time of the launch.

The Performance Objectives will be ascertained by the Board of Directors of the Company called on to approve the consolidated financial statements at 31 December 2016.

The Board of Directors also took note of the analysis conducted with regard to qualifying the Chairman as an executive director according to the Corporate Governance Code for listed companies, in view of the powers assigned to him at the meeting held on 18 April 2014.

In particular, having noted that, according to the criterion in the aforesaid Corporate Governance Code, in the case of chairmen, "executive" status is derived "from the assignment of a specific role in developing corporate strategies”, the Board of Directors agreed with the Chairman that his office should be considered an executive office. As a consequence of said qualification the Chairman renounced to the duty of ensuring a link between the Board of Directors and the heads of internal Audit and the compliance functions, in accordance with the Corporate Governance Principles of the Company.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 26th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager